April 18, 2013

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Jessica Barberich, Assistant Chief Accountant-Division of Corporation Finance

Re: Elbit Imaging Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 25, 2012
File No. 000-28996

Dear Ms. Barberich:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 15, 2013, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (file number 000-28996) of Elbit Imaging Ltd. (the “Company” or “we”), filed with the Commission on April 25, 2012 (the “Form 20-F”).

For reference purposes the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Form 20-F for fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1.
We note your response to comment 1, including your proposed disclosure.  For purposes of clarification, as previously disclosed on pages 81 through 86, your discussion should continue to address each line item in your consolidated statements of income.  Your segment discussion should follow that discussion as a supplement to the analysis of your consolidated results; please clarify or revise as necessary.  Furthermore, please revise the amounts provided within the proposed disclosure to agree to the data regarding your segments contained within Note 28, and expand your disclosure to discuss the financial expenses which are allocated to each of your reportable segments.  Provide us with your proposed disclosure.

2.
Please provide further quantification of the items discussed as reasons for the changes in line items; for example, when discussing the increase in costs and expenses of medical systems, disclose the number of systems sold in each year as well as the amount of the expense related to the settlement of the legal claims.  Also, as it relates to your commercial centers, please additionally discuss your segment profit or loss on a same store basis and clarify how you determine your same store pool; disclose changes in occupancy and rental rates on a same store basis too, if material.  Provide us with your proposed disclosure.

Response

The staff is respectfully advised that we will revise our disclosure in future filings as set forth below. We did not include in such proposed disclosure a discussion related to our commercial centers on a same store basis, since we classify the commercial centers as "Trading Property" and as a result we do not analyze their operations on this basis (also see our response to comment # 5 as for revenue from operations of the commercial centers being incident to our results).

Set forth below is our proposed revised disclosure, comparing the results of operations of 2011 to those of 2010.

2011 compared to 2010

Revenues and Gains

       Total revenues and gains in 2011 amounted to NIS 1,011 million ($265 million) compared to NIS 1,474 million in 2010. The decrease is mainly attributable to:

(I)
Non-recurring gain from a "bargain purchase" in 2011 decreased to nil compared to NIS 397 million in 2010. The gain results from the acquisition of 48% in EDT during June 2010. This gain represented the difference between the fair value of EDT's net identifiable assets and the aggregate value of the consideration paid.

(II)
Gain from a sale of real estate assets decreased to nil compared to NIS 199 million in 2010, as a result of the sale of three hotels in London, U.K. in December 2010. Offset by gain in 2011 from change of shareholding in investee in the U.S. operation in the amount of NIS 15 million ($4 million) compared to nil in 2010.

(III)
Revenues from shopping and entertainment centers increased to NIS 115 million ($30 million) in 2011 compared to NIS 103 million in 2010, as a result of the operation of five commercial centers in 2011, four of which operated throughout the year, compared to the operation of four commercial centers in 2010, two of which operated throughout the year. The increase in revenues was also affected by the increase in the average occupancy rates from 52%-84% in 2010 to 78%-90% in 2011.

(IV)
Gain from fair value adjustment of investment property increased to NIS 101 million ($26 million) in 2011 compared to NIS 40 million in 2010. This increase mainly reflects the revaluation of EDT's assets for a twelve-month period in 2011 compared to half a year in 2010.

(V)
Revenues from investment property rental income increased to NIS 255 million ($67 million) in 2011 compared to NIS 122 million in 2010. The increase was mainly attributable to the operation of the yielding properties in the U.S. throughout the year compared to the half-year operation of the centers in 2010 and slightly to the growth in occupancy throughout the year.

(VI)
Revenues from hotel operations and management decreased to NIS 287 million ($75 million) in 2011 compared to NIS 404 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned. This decrease is partially set off by an increase in the revenues from our hotels in the Netherlands, Belgium and Romania. The average occupancy rate in these hotels was 73% in 2010 and in 2011, but the Average Room Rate Increased from Euro 95 in 2010 to Euro 100 in 2011 for an average number of rooms of 1,678 in 2010 and 1,750 in 2011.

(VII)
Revenues from the sale of medical systems (InSightec) increased to NIS 53 million ($14 million) in 2011 compared to NIS 34 million in 2010. The increase was mainly attributable to the number of systems sold. In 2011 InSightec sold 12 systems and 3 modules compared to 7 systems and 2 modules sold in 2010.

(VIII)
Revenues from the sale of fashion retail and other increased to NIS 185 million ($48 million) in 2011 compared to NIS 175 million in 2010. The increase was mainly attributable to the operation of four additional GAP stores, which opened during 2010.

Expenses and losses

Our expenses and losses in 2011 amounted to NIS 1,182 million ($309 million) compared to NIS 1,400 million in 2010. Set forth below is an analysis of our expenses and losses:

(I)	Expenses of commercial centers increased to NIS 160 million ($42 million) in 2011 compared to NIS 157 million in 2010.

(II)	Cost of investment property increased to NIS 112 million ($29 million) in 2011 compared to NIS 51 million in 2010. The increase resulted from the increase in the revenues as aforementioned.

(III)
Cost of hotel operations and management decreased to NIS 241 million ($63 million) in 2011 compared to NIS 341 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned.

(IV)
Cost and expenses of medical systems increased to NIS 101 million ($26 million) in 2011 compared to NIS 64 million in 2010. The increase was mainly attributable to the settlement of legal claims and related expenses during 2011 in an amount of NIS 37 million ($10 million).

(V)	Cost of fashion retail and other increased to NIS 212 million ($55 million) in 2011 compared to NIS 198 million in 2010. The increase resulted from the increase in the revenues as aforementioned.

(VI)	Expenses of research and development increased to NIS 63 million ($16 million) in 2011 compared to NIS 59 million in 2010. The increase was mainly attributable to InSightec's activity.

(VII)
General and administrative expenses decreased to NIS 62 million ($16 million) in 2011 compared to NIS 65 million in 2010. General and administrative expenses offset non-cash expenses amounted to NIS 37 million ($10 million) in 2011 compared to NIS 49 million in 2010. The decrease in cash expenses was mainly attributable to increasing efficiency during 2011 in payroll expenses and other expenses in the amount of NIS 12 million.

(VIII)
Financial expenses, net decreased to NIS 257 million ($67 million) in 2011 compared to NIS 364 million in 2010. Such amount includes (a) interest and CPI linked borrowings in the amount of NIS 577 million compared to NIS 465 million in 2010; (b) gain from buy back of debentures in the amount of NIS 64 million in 2011 (there were no debenture buy backs in 2010); offset by financial expenses capitalized to qualified assets in the amount of NIS 198 million in 2011 compared to NIS 164 million in 2010. The increase in interest and CPI linked borrowings in the amount of NIS 577 million in 2011 compared to NIS 465 million in 2010 is mainly attributable to: (i) an increase in interest expenses on loans in the net amount of NIS 42 million mainly due to an increase in bank loans attributed to the USA operation which was purchased only in June 2010, an increase in bank loans as a result of progressing in the construction of new commercial centers offset by a decrease of loans attributable to our hotel operations as a result of selling the London hotels in December 2010,  (ii) a net increase of NIS 28 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2011; and (iii) an increase of NIS 22 million attributable to an increase in the Israeli consumer price index to which our and part of PC's debentures are linked (2.53% in  2011 compared to 2.28% in 2010).

(IX)
Financial income increased to NIS 66 million ($17 million) in 2011 compared to NIS 41 million in 2010. Such increase was attributable mainly to decrease in exchange rate differences which in 2010 amounted to a loss of NIS 18 million compared to a gain of NIS 1 million in 2011. The loss in 2010 is mainly attributable to our deposits in Euro and U.S. dollars which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NIS.

(X)
Income from changes in fair value of financial instruments amounted to NIS 278 million ($73 million) in 2011 compared to loss of NIS 50 million in 2010. This increase was mainly attributable to the following:

(i)
Gain from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 356 million ($93 million) in 2011 compared to a loss of NIS 234 million in 2010;

(ii)
Loss from change in fair value of derivatives and embedded derivative (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 63 million ($16 million) in 2011 compared to gain in the amount of NIS 165 million in 2010;

(XI)
Impairment and other expenses, net, increased to NIS 310 million ($81 million) in 2011 compared to NIS 85 million in 2010. The increase was attributable to the impairment in PC's trading property in Eastern Europe in the amount of NIS 283 million ($74 million) in 2011 compared to NIS 44 million in 2010.

As a result of the foregoing factors, we recognized loss before tax expenses in the total amount of NIS 170 million ($45 million) compared to profit in the amount of NIS 74 million in 2010.

Tax expenses amounted to NIS 87 million ($23 million) in 2011 compared to NIS 5 million in 2010. The increase in tax expenses is attributable mainly to timing differences related to our operations in the U.S. and to PC's debentures measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 257 million ($67 million) in 2011 compared to income of NIS 69 million in 2010.

Profit from discontinued operations, net, amounted to NIS 10 million ($2.5 million) in 2011 compared to NIS 4 million in 2010.

The above resulted in a loss of NIS 247 million ($65 million) in 2011, of which a loss of NIS 265 million ($69 million) is attributable to our equity holders and a profit of NIS 18 million ($5 million) was attributable to the non-controlling interest. The net profit in 2010 includes NIS 62 million attributable to our equity holders and NIS 11 million attributable to the non-controlling interest.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2011 (in NIS million):

Segment	Investment Property	Hotels	Commercial Centers	Medical Industries	Fashion Apparel	Residential and Other	Total
Revenues	254	287	112	53	184	5	895
Gain from changes of shareholdings in investee							15
Gain from fair value adjustment	101						101
Costs and expenses	112	241	160	101	212	5	831
Research and development expenses				63			63
Financial expenses (income), net	94	37	34	(1)	3	-	167
Other expenses (income), net	4	(13)	273	2	2	36	304
Share in losses of associates , net			(1)	(6)		(1)	(8)
Segment profit (loss)	145	22	(356)	(118)	(33)	(37)	(362)
Unallocated general and administrative expenses							(62)
Unallocated financial expenses							(90)
Financial income							66
Changes in fair value of financial instruments measured at FVTPL							278
Loss before income taxes							(170)

The following table provides supplemental information of our results of operations per segment for the year ended December 31, 2010 (in NIS million):

Segment	Investment Property	Hotels	Commercial Centers	Medical Industries	Fashion Apparel	Residential and Other	Total
Revenues	122	404	103	34	175	-	838
Gain from bargain purchase							397
Gain from fair value adjustment	40						40
Gain from sale of real estate assets		199					199
Costs and expenses	51	341	157	64	198		811
Research and development expenses				59			59
Financial expenses, net	39	88	19	1	4		151
Other expenses (income), net	3	(13)	44	-	5	45	84
Share in losses of associates , net	-	-	(2)	-	-	(6)	(8)
Segment profit (loss)	69	187	(119)	(90)	(32)	(51)	361
Unallocated general and administrative expenses							(65)
Unallocated financial expenses							(213)
Financial income							41
Changes in fair value of financial instruments measured at FVTPL							(50)
Profit before income taxes							74

Form 6-K filed March 29, 2012

3.
We note your response to comment 3.  Since your principal accountant placed reliance on the work of another auditor and referenced such reliance in the principal auditor’s report, please amend your filing to include the audit report of the other auditor to comply with the requirements of Rule 2-05 of Regulation S-X.

Response

The Staff is respectfully advised that our principal independent registered public accounting firm did not place any reliance on the work of another auditor in its auditor's report over our consolidated financial position as of December 31, 2012 and 2011, and the related consolidated statements of income, statements of other comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012, filed with Exhibit 99.1 to our Form 6-K filed on March 21, 2013.

Consolidated Statements of Income, page F-5

4.
We note your response to comment 4, and we continue to question your presentation.  It appears that you believe that the gains reported in your statements of income should be considered revenues; however, it is unclear how these gains are consistent with the definition of revenue in paragraph 7 of IAS 18 since such amounts do not appear to constitute inflows of economic benefits arising from the course of the ordinary activities of your entity.  Please advise or revise.  Furthermore, we believe that paragraph 82 of IAS 1 does require a consolidated line item for each of the items listed in that paragraph, including revenue; thus, your statements of income should present a subtotal that consists solely of revenue.  Please provide us with your proposed revised presentation.  We may have further comment.

Response

The Staff is respectfully advised that as presented below in our 6-K filing to our consolidated financial statements as of December 31, 2012 filed on March 21, 2013, we have amended the presentation of our statement of income to include a separate subtotal that consists of revenues. We do not believe, nor was our intention to state or imply that the gains we report on are revenues or should be considered as revenues. However, we believe that the nature of the Company's activities, that is consolidating several non-synergic operations and realizing from time to time part of our investments, allows us to present separately each of our revenues and gains under the same grand heading on the face of the statement of income,

We note that our ordinary activities, being a holding company, includes, generally on a yearly basis, gains from realization part of our holdings, or from changes in our interests in our investees. In order to avoid any potential misunderstanding that these gains would be assumed as revenues, as defined by IAS 18.7, our financial statements include the following fair disclosures:

•	Each line item that is not revenues in the meaning of IAS 18.7 is titled as "Gain from …"

•
Each line item that is revenues in the meaning of IAS 18.7 is further clarified with Note 2AA to our significant accounting policy "Revenue recognition" which, as disclosed in the bottom of the statement of income, forms an integral part of the financial data contained therein.

Note 2AA clearly discloses which of the line items on the face of the income statement consists of revenues in the meaning of IAS 18.7. The following table is to illustrate the clear connection between each of the line items on the face of the statement of income and our revenue recognition policy note:

Line item on the face of income statement	Note	Revenue recognition policy
Commercial centers	2AA(i)	Revenues from commercial centers and investment property rental income
Investment property rental income
Hotels operations and management	2AA(ii)	Revenues from hotel operations
Sale of medical systems	2AA(iv)	Revenues from sale of medical products and rendering services
Sale of fashion merchandise and other	2AA(v)	Revenues from sale of goods in the retail industry

Set forth below is our proposed revised presentation:

Statement of Income for the year ended December 31,	2 0 1 1	2 0 1 0
	(in NIS thousands)
Revenues and gains
Commercial centers	115,270	102,895
Investment property rental income	254,806	122,462
Hotels operations and management	286,548	403,822
Sale of medical systems	53,324	33,631
Sale of fashion merchandise and other	185,082	174,817
Total revenues	895,030	837,627
Gain from fair value adjustment of investment property	100,818	40,226
Gain from changes of shareholding in investees	15,450	-
Gain from bargain purchase	-	397,082
Gain from sale of real estate assets	-	198,777
	1,011,298	1,473,712

Notes to the Consolidated Financial Statements

Note 2 –  Significant Accounting Policies, page F-16

M. Trading property and prepayment:, page F-22

5.
We note your response to comment 6, including the revision by PC’s management to its business model strategy to hold and operate certain investments until sales conditions are sufficient.  Given that you continue to maintain and operate the completed commercial centers, as well as your unsuccessful attempts at selling such properties, please further elaborate why you continue to believe such properties should be classified as inventory and carried at net realizable value.  Within your response, please also tell us how you have estimated selling prices to determine net realizable value of your inventory; address the significant assumptions used and how the extended holding time impacts your estimates.

Response

Overview

As our business model is to sale the trading properties in the ordinary course of our business, and each property is not developed and constructed for future use as investment property, our completed commercial centers should be classified and measured as trading property rather than as investment property.

The issue of classification of real estate assets as trading property or investment property is by nature a judgemental matter, which involves management's intentions and day-to-day doings, and therefore may be challenged. However, though there may be cases where it would be difficult to differentiate and distinguish between them, as illustrated, analyzed and explained below, we strongly believe that given our  particular and individual circumstances, based on the applicable IFRS guidance and Big-Four Firms' interpretation, we have an appropriate ground to support our conclusion.

PC's Business Model and Intentions; Historical Sales Data

The main activity of PC as described in our 20-F for 2011 under "Business Overview" is the “initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India”. In other words, PC business model and actual approach does not support, nor indicates, the presentation and measurement of our trading property, including those completed and under temporary operation, as investment property.

Since it became public, in 2006, PC's day-to-day doings, activities and operations have been to achieve said strategy. As we noted in our previous response, in the last 8 years PC has sold an aggregate of 26 commercial centers for a total gross consideration of EUR 1.16 billion.

The vast majority of the sold commercial centers were fully occupied on selling date.

Yet, the majority of these assets were sold before the 2008 worldwide financing crisis that highly affected the real estate markets, mainly in Central and Eastern Europe ("CEE"), where PC constructs the majority of its commercial centers. As we noted in our previous response, beginning in 2008, the commercial real estate market, has been severely depressed, imposing objective difficulties on PC to attain high level of occupancy in a relatively short time of period and to locate potential purchasers with which to close transactions that meet its business model.

According to PC's business model, a completed commercial center becomes attractive to potential buyers when its occupancy reaches 95% and above. Based on our historical experience, this threshold ensures that we gain the best price for our projects.

The lingering real estate and financing crisis in CEE over the last four years has forced PC's management to revise the approach it is to accomplish its business model (i.e., to sell its completed commercial centers) by expanding the time period in which completed commercial centers are sold. Specifically, said objective change in economic environment dictated PC to apply the criterion of "ready for intended use" by lengthening the period required to reach the defined occupancy threshold, before a completed commercial center is indeed ready for its intended use (that is, prepared for sale). Accordingly, any rentals obtained during that interim period are incidental to the sale of our commercial centers and constitute part of the activities required to bring them to their intended use.

PC has done so hence one of the key factors potential buyers are more severely pursuing is the occupancy rate of a completed commercial center. Consequently, improving the occupancy rate and reaching our defined threshold are key factors to grow in the value of a completed commercial center to its best price before it is in fact ready for its intended use.

Naturally, meeting the occupancy threshold according to PC's business model resulted in a longer period in which we hold our completed commercial centers before they are sold. However, it does not reflect a revision to our initial intentions, nor presents our desire to earn rentals on a continuing basis for long-term periods, or capital appreciation. It only presents a reasonable response to an objective change in the economic environment in order to achieve our initial business model. The lengthened period to reach the required occupancy rates falls within framework of PC's business intentions not to hold its completed commercial centers, but only during an interim period required to reach minimum occupancy essential for the property to be attractive for potential buyers.

It should be noted, in addition, that hence our current business model does not consider the completed commercial centers as "investment property" (in the meaning of this term under IAS 40), we do not possess resources having the skills and experience to operate the completed commercial centers in order to earn from them rentals on a long-term basis, or appreciation. PC's current personnel include only employees focusing on increasing occupancy rates and locating potential buyers.

Classification between Trading Property and Investment Property Requires Judgement

Given the provisions of the applicable IFRSs (IAS 40 Investment Property and IAS 2 Inventories), the classification of a real estate property between trading property and investment property requires judgement, specifically when it involves the distinctive circumstances associated with our completed commercial centers, combined with the economic environment that has been prevailing in the last 4 years in CEE.

IAS 40.9.a states that "property acquired exclusively with a view to subsequent disposal in the near future or for development and resale" is not investment property, and therefore is governed by IAS 2 Inventories.

In our view, one of the most key judgemental factor as to distinguish between trading property and investment property is the business model of the entity holding that real estate property and its actual activities to achieve it. That is to say, the entity's initial intentions regarding that property at the acquisition date, during the period it is held by the entity, over the period of its development and construction, as well as during the period in which the entity operates to sale it as completed operating asset (commercial center in our case). Generally, the entity's intentions are intensely considered at the purchase date of the property, and subsequently re-considered on an on-going basis, mainly when progressing from phase to phase. Accordingly, an appropriate consideration should be given to the entity's initial intention at the acquisition date of a real estate property.

In this regard we note KPMG's Insights into IFRS, 2012/13 ("KPMG's guidance") that states:

3.4.60.30 "In our view, the business model of an entity (i.e. the entity's intentions regarding that property) is the primary criterion for classification of a property. The holding period (short- or long-term) is considered in the context of the business model rather than as a 'bright line'. Therefore, an entity that trades in properties would classify its property as inventory if it intended to dispose of the property in the course of its normal operating cycle. [IAS 1.68]"

Ever since it became public in 2006, PC has been viewing its real estate properties as a 'raw material' to establish a commercial center to be sold. Never ever since 2006 was PC's intention at the acquisition date to earn rentals or capital appreciation associated with the land plots it has acquired, or the commercial centers it has established.

In this regard we note KPMG's guidance that states:

3.4.60.55 "Generally, property investors classify their properties as investment property. However, in our view a property investor should classify properties as inventory when, at the acquisition date, the properties are 'marked' as trading properties - i.e. the investor has the intention of selling them in the ordinary course of business."

This view is also supported by the following, as stated in Earnst & Young International GAAP 2012 ("EY's guidance"), Chapter 21:

2.3.3 "Property held, or being constructed, for sale in the ordinary course of business is not investment property.

In reality, the classification between investment property and trading property intended for sale in the ordinary course of business (which must be made on initial recognition of the property) is often difficult judgement. There is only a fine line between:

•	a property held for capital appreciation, and therefore classified as investment property; and

•	a property intended for sale in the ordinary course of business (presumably because it is anticipated to grow in value prior to sale), which would be classified as inventory."

We also hold the opinion, after applying an appropriate judgement, that rental income and occupancy rates of a completed commercial center during the period it is held for sale, and the length of time it takes us to grow in its value and achieve its best price, do not impair the classification of that property as trading property, as long as our intentions remain to sell it in in the normal course of our operating cycle and activities are in place and performed by us to actually sale it.

In this regard we note KPMG's guidance, which states:

3.4.60.70 "Classification requires more judgement when, for example, an entity decides to hold a residential property until a tenant moves out and plans to sell the property only when it is unoccupied. Depending on particular circumstances and the entity's intentions, the waiting period may be viewed as part of preparing the property for sale at its best price or it may be more appropriate to classify the residential property as investment property.

3.4.60.80 Completed developments held for sale in the ordinary course of business are classified as inventory. However, if the intention of the developer entity is to hold a completed development for a certain period and the developer tents the property out during that holding period, then in our view the developer should consider whether continuing to classify the property as inventory is appropriate or whether the property should be classified to investment property".

As illustrated in the following paragraph, KPMG's guidance clearly states that under IFRS "short-term", "long-term" and "near future" periods (as these terms are used in IAS 40.8 and 9) may be interpreted in various ways. Accordingly, due judgement should be applied in determining the property as trading property or investment property, regardless of the period it takes the entity to complete its construction and sale it. We therefore hold the opinion that selling the property within the normal operating cycle and ordinary course of business of the entity, as the developer defines it, has substantial impact when applying said judgement.

3.4.60.20 "In some cases, it may be difficult to distinguish between property held for sale in the ordinary course of business (inventory) and property held for capital appreciation (investment property). The standard gives examples of land held for long-term capital appreciation (investment property), land held for short-term sale (inventory) and property acquired exclusively with a view to subsequent disposal in the near future (inventory). 'Short-term', 'long-term' and 'near future' are not defined in IFRS and various interpretations are possible. [IAS 40.8-9]"

We note KPMG's guidance, which states:

3.4.210.40 ... "In our view, the commencement of such an operating lease, solely by itself, will not require the entity to transfer the property to investment property, provided that the property continues to be held for sale in the ordinary course of business. Any rental income is incidental to the sale."

This view is also supported by the following, stated in EY's guidance, Chapter 21:

2.3.2 "Property leased out under one or more operating leases are generally investment properties … However, in our opinion, an exception should be made in those cases where, despite being leased out, properties are held for sale in the ordinary course of business. Leasing properties prior to sale is common practice in the real estate industry in order to minimize cash flows during the period the entity seeks a buyer and because prospective buyers may view the existence of lease contracts positively, especially those that wish to acquire property for investment purposes.

In those circumstances – and notwithstanding that they are leased to tenants under operating leases – the intention to hold property for short-term sale dictates that they should be accounted for as inventory under IAS 2 Inventories."

Based on the above KPMG's and EY's guidance, we strongly believe that as of December 31, 2011 though some of our completed commercial centers had been operating for up to 2.5 years, they all should be classified as trading property.

Actual Activities to Sale our Completed Commercial Centers

In order to make our completed commercial centers ready for their intended use (namely, to sell them), PC main efforts in the last three years have been to improve the occupancy rate in each of our running completed commercial centers. These activities were held during 2011 and were maintained also in 2012.

As we noted in our previous response, PC has an active program to sell the completed commercial centers, which includes periodically internal discussions between management and legal department and, upon progress, also communicated to PC's board of directors. Additionally, in the last 2-3 years PC's management has been maintaining negotiations with at least eight potential buyers (mostly investment funds) concerning selling part of its completed commercial centers.

PC's intentions and activities are clearly demonstrated in its late press releases, which emphasize the efforts and progress made in that respect. Said press releases further emphasize the fact that PC views the income generated by these commercial centers as incidental, and does not regard it as an operational highlight, since PC emphasizes in its press releases the efforts to improve occupancy rates, rather than the efforts to increase revenues and improve the NOI derived from the completed commercial centers.

PC's activities to prepare the completed commercial centers for their intended use when it comes to occupancy rates are illustrated in the table below. The table demonstrates the increase in occupancy rates during the years, and the relatively long period needed to increase the occupancy rates of our completed commercial centers towards our occupancy threshold, in order to make them ready for their intended use. (Percentage data is as of December 31).

Asset; Country	Opening date	2012	2011	2010
		Under lease
Riga Plaza, Latvia	Q1/2009	94%	90%	84%
Liberec Plaza, Czech	Q1/2009	80%	78%	52%
Zgorzelec Plaza, Poland	Q1/2010	89%	79%	75%
Suwalki Plaza, Poland	Q2/2010	90%	89%	81%
Torun Plaza, Poland	Q4/2011	84%	80%	N.A.
Kragujevac Plaza, Serbia	Q1/2012	98%	N.A.	N.A.
Koregaon Park, India	Q1/2012	85%	N.A.	N.A.

In respect of the above table it is worth mentioning that potential buyers, mainly with respect to real estate assets located in CEE, have been confronting difficulties to obtain financing from third parties to purchase our completed commercial centers. Therefore, even after achieving the 95% occupancy threshold, additional time period may elapse until the completed commercial center is sold.

Please see the following from PC Q3/2012 press release which discloses the results of PC's selling activities and progress made in that respect:

"Operational results

Plaza continues to leverage its deep relationships with retailers to ensure the ongoing strong trading performance of its owned and managed shopping and entertainment centres. This has resulted in portfolio occupancy of 86.3%. In particular, strong lettings progress was achieved at the following centres:

* At Kragujevac Plaza, Serbia, the occupancy rate has reached 98%, demonstrating the success of Plaza's first venture into Serbia. Kragujevac Plaza is the first western style shopping and entertainment centre to be completed in the country outside Belgrade

* At Riga Plaza, Latvia, occupancy stands at 93%. In addition, advanced negotiations are underway with nine new potential tenants for a further 5% of space within the centre. Performance at the mall continues to improve, reflecting the recovery of the wider Latvian economy. GDP is forecast to grow by 4.5% in 2012 (currently the fastest growing economy in the EU), further underpinned by a declining rate of unemployment and strengthening consumer spending figures

* At Torun Plaza, Poland, occupancy increased by an additional 2% over the period through additional lettings to tenants including Benetton and Deichman. Occupancy at Torun now stands at 82% with advanced negotiations underway with international fashion retailers for a further 7% of space at the centre".

The full press release can be seen at: http://www.plazacenters.com/downloads/press_2012/2012_11_20_Third_quarter_interim_management_statement.pdf

In May, August and November 2011, we published a presentation for our investors which included sources and uses analysis. Such analysis included dividends to be received from PC, based on its activities to sale its completed commercial centers.

Transferring Trading Property (Inventory) to Investment Property

A transfer of trading property (inventory) to investment property is provided for by IAS 40.57, which establishes a guiding principle regarding transfers to investment property based on whether there is a change in use. Said provision further sets a list of examples of evidence that such a change has indeed occurred.

A mere change in management's intention to change the use cannot be considered as evidence of a change in use and therefore, will – on its own – not be sufficient for a transfer. As broadly discussed above, on a lasting basis PC's intentions have not been changed since the purchase date of any of its trading property, including completed commercial centers.

In order to support a change from trading property (inventory) to investment property, actions toward affecting a change in use must have been taken by PC's management during the reporting period. As discussed in detail above, there are no facts, circumstances and actions taken by PC that may be interpreted as supporting that it has changed the use of its completed commercial centers. On the contrary, all the activities performed by its management, including rentals during the sale period, are intended solely to achieve its business model and sale the completed commercial centers.

Concerning the principles outlined in the preceding three paragraphs, we refer to EY's guidance, Chapter 21, section 9.1 "Transfers from inventory".

Notably, we do not consider the lease to tenants during the sale phase as change in use, hence such rentals are incidental to our business model and constitute part of our activities to prepare the completed commercial centers to their intended use, which is selling them at the best price. Further, the temporary rentals PC obtains in the interim sale stage are collected in order to finance the cash outflows it bears during the period PC activates its efforts to locate a potential buyer, rather than improving lease agreements on a long-term basis.

In this regard we note KPMG's guidance, which states:

3.4.210.40 "To reclassify inventories to investment property a change in use is required. This will generally be evidenced by the commencement of an operating lease to another party. In some cases a property (or part of a property) classified as inventory is leased out temporarily while the owner searches for a buyer. In our view, the commencement of such an operating lease, solely by itself, will not require the entity to transfer the property to investment property, provided that the property continues to be held for sale in the ordinary course of business. Any rental income is incidental to the sale. "

Supplementary support our view are the following paragraphs from KPMG's guidance, which none of their criteria are met with respect to our completed commercial centers:

•	There was no change in PC's business model;

•	There was no change in their use;

•	Surely our plans for resale them are still valid and have not been deferred;

•	We do not hold them awaiting improvements in the market, but only until such time the occupancy rates are sufficient to attract a potential buyer;

•	We have never ceased our activities and efforts to sale them as originally planned and as was our initial intention.

3.4.210.45 "An entity may no longer have the intention or the ability to develop property classified as inventory for sale in the ordinary course of business as originally planned due to fluctuations in property and capital markets. Depending on the facts and circumstances of the situation, it may be appropriate to reclassify a property originally classified as inventory to investment property if there is a change in the business model of the entity or a change in the use of the property. Examples of such situations include the following:

•	Property development of land has completely ceased and it is being rented in its current condition (not on a temporary basis).

•
Property development has completely ceased and all of the development plans for resale have been indefinitely deferred, and the entity continues to hold the property awaiting improvement in the property market; the essence seems to be that the property or land is now being held for rental and/or capital appreciation."

3.4.210.46 "A change in management's intention alone would not be sufficient evidence for reclassification and would need to be supported, for example, by an actual change in the use of the property or cessation of further development as originally planned."

Determining Net Realizable Value

As for determining the operational trading property net realizable value, we used external experts valuations which were based on the following estimations:

a.	We used the current lease agreements revenues in determining the annual income with certain assumptions related to future revenues in connection with occupying the vacant areas in the future.

b.	We estimated an increase in the rental income according to the increase in the lease agreements.

c.	We have assumed that the operational expenses will be covered by the tenants.

d.
The discount rate of the future rentals and the exit yield applied for the calculations of the net realizable value for each property are based on each property's location, projected achievable rental income and expected position in the market.

The extended time we hold the properties does not affect our estimates, since they mostly depend on the current market conditions.

6.
We note your response to comment 7.  Please elaborate on your policy to continue to capitalize costs during the period of promoting the property, finding anchors for commercial properties, and achieving lease agreements.  Please also tell us the minimum occupancy rates that you use in your parameters.  Specifically, we note that paragraph 22 of IAS 23 states that capitalization should cease when “substantially all” of the activities necessary to prepare the qualifying asset for its intended use or sale are complete.  Your response refers to when “all” activities are complete, rather than “substantially all”; please advise further.  Also, please tell us if you consider the “intended use” to be the eventual sale of the properties or the rental of the properties when determining the capitalization period.  Lastly, specifically address your consideration of paragraph 23 of IAS 23 which states that an asset is normally ready for its intended use or sale when the physical construction is complete.

Response

The Staff is respectfully advised that in general capitalization of borrowing costs ceases when the assets are substantially ready for their intended use. Though, as elaborated in response 5, the "intended use" of our completed commercial centers is to sale them, we do not capitalize borrowing costs during the period in which we operate to increase the occupancy rates of these commercial centers and locate potential buyers. Accordingly, we do not capitalize borrowing costs during the period of promoting our commercial centers, finding anchors for them and achieving lease agreements.

When determining the date in which capitalization of borrowings should be ceased, we consider the completion of the physical as the applicable date, based on IAS 23.23: "An asset is normally ready for its intended use or sale when the physical construction of the asset is complete even though routine administrative work might still continue. If minor modifications, such as the decoration of a property to the purchaser’s or user’s specification, are all that are outstanding, this indicates that substantially all the activities are complete." Accordingly, minimum occupancy rate is not one of the parameters we use in order to determine the cessation date of capitalizing borrowing costs.

IAS 23.22 states: "An entity shall cease capitalising borrowing costs when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete."
The statement in our prior response letter dated January 30, 2013, that "all activities necessary …" is inadvertently missing the word substantially and accordingly should be viewed as "substantially all activities necessary …". The phrase 'activities necessary to prepare the asset for its intended use include obtaining operating permits, minimum occupancy rates and achieving lease agreements' was meant to convey that these are indicators in addition to the state of  physical construction of the asset, and when physical construction is completed we cease capitalization of borrowing costs, as required under IAS 23.22.

AA. Revenue Recognition:, page F-30

7.
We note your response to comment 9.  Please further elaborate as to why you have excluded a provision for the return of goods purchased prior to December 31, 2011; in this regard, we note that you only address transactions under “sales.”  Furthermore, please provide to us your historical experience related to both cash refunds and credit vouchers and clarify how your policy complies with paragraph 17 of IAS 18.

Response

During December of each of the years 2009-2011, all the goods sold by our retail segment are on "sale". Accordingly, and based on our policy as noted in our previous response, cash refunds as of December 31 can be derived only from transactions occurred during the last seven days of December, while credit vouchers can be provided for only with respect to transactions occurred during the last 14 days of December. A provision for credit vouchers is already included in the annual financial statements, while a provision for cash refunds is not included due to immateriality.
Our historical experience regarding the immaterial cash refunds related to each year is as follows (these amounts were not recorded due to clearly immateriality):

2010 – TNIS 92 ($24,600);
2011 – TNIS 101 ($27,000) and
2012 – TNIS 128 ($34,300)

Please note that these numbers are based on a returns report for each of the periods of January 1-7,/2011, 2012 and 2013. Since our computer system record returns only according to the date of the applicable return, the above amounts may also include returns of goods purchased during the period of the returns report itself, so in fact the cash returns provided in respect of each year should be lower.

IAS 18.17 states that:

"... Another example of an entity retaining only an insignificant risk of ownership may be a retail sale when a refund is offered if the customer is not satisfied. Revenue in such cases is recognised at the time of sale provided the seller can reliably estimate future returns and recognises a liability for returns based on previous experience and other relevant factors."

Hence we can reliably estimate the expected future returns, based on our data and historical experience, as above disclosed, we comply with IAS 18.17 provisions.

Note 23 – Commitments, Contingencies, Liens and Collaterals

B. Claims, page F-89

(1) The Company – application for 1999 class action, page F-89

1.	We note your response to comment 12. Please address the following:

a.
Regarding the outstanding class action lawsuits against you, in future filings please revise your disclosure to clarify that you believe that the possibility of remedy sought is remote as stated in your response, since your current disclosure states that the probability of the claim being upheld is no greater than

50% which appears to indicate that potential outflow in settlement is greater than remote.  Otherwise, please advise us further; and
b.
Regarding claims where a claim amount was not stated, please elaborate on why you believe this to be the determining factor supporting your position that it is impracticable to estimate the outcome of such claims; please further advise us if there is a range available to estimate the potential outcome.

Response

a.
We do not consider the outcome of this class action to be remote, since as disclosed in Note 23B(1) and opined by our legal advisors for this matter, the probability of the claim being upheld is no greater than 50%.

Based on the below described, we believe that it is impracticable to estimate the exposure of this class action.

In order to clarify the inability to estimate the outcome of the class action we included below a short description of the legal proceedings until March 29, 2012 (the date we filed 2011 annual financial statements) with regard to 1999 class action.

On January 1, 2009 the District Court dismissed the plaintiff's motion to certify their claim as a class action. The plaintiffs appealed this decision to the Supreme Court. By March 29, 2012, the Supreme Court was yet to render its decision.

The difficulties in quantifying and evaluating the outcome of the case are:

1.
The uncertainty regarding the question whether the Supreme Court would intervene with the District Court's decision, and if so – to what extent. Since the plaintiffs brought up literally dozens of different allegations and causes of action (the Supreme Court counted about ninety (90)), so at the time there could have been many different outcomes to this appeal.

2.	The relevant statement of claim which was relevant as of December 31, 2011 was the amended statement of claim filed in 2007.

In this statement of claim, the plaintiffs refrained from stating the damages or restitution sought, but rather stated that the damages should be calculated for each of the class members as the difference between 14$ per Elscint (ELT) share which each member held on May 4, 1999 (said sum representing the Company's alleged tender offer to acquire all ELT's shares at a price of 14$ per share) minus the consideration each member actually received when he sold his ELT shares.

This formula requires information on an individual basis of each member relating to the number of ELT shares each member held on May 4, 1999 as well as about the actual consideration they received.

The Company does not have this information. Practically, this formula may result with considerably different outcomes, given the fact that the value of ELT shares fluctuated during the years between less than $3 per-share to more than $30 per-share.

The plaintiffs sought, alternatively, for other ways of compensation, but the relevance of those methods depends on the specific allegations and causes of action which the Supreme Court would certify as a class action. Therefore, it is impracticable to estimate the Supreme Court's resolutions.

b.
After going through again over all the claims (excluding the class action) in which the exact amount of claim was not stated as of December 31, 2011, we concluded that their aggregated potential claimed amount is immaterial. We accordingly revised our disclosure in our 6-K filing to our consolidated financial statements as of December 31, 2012 filed on March 21, 2013.

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6025 or our Chief Controller, Yael Naftali at +972-3-608-6079.

Sincerely,

/s/ Doron Moshe
Doron Moshe
Chief Financial Officer

Cc:           Mark Rakip - Securities and Exchange Commission